SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Under the Securities and Exchange Act of 1934
(Amendment No. 1)*

Willbros Group, Inc.

(Name of Issuer)

Common Stock, par value $0.05 per share

(Title of Class of Securities)

969203108

(CUSIP Number)

Primoris Services Corporation

Peter J. Moerbeek

2100 McKinney Avenue

Suite 1500

Dallas, Texas 75201

(214) 740-5600

Copy to:

James R. Griffin

Weil, Gotshal & Manges LLP

200 Crescent Court, Suite 300

Dallas, Texas 75201

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 1, 2018

(Dates of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 969203108

1.	Name of Reporting Person Primoris Services Corporation

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 100 (see Item 4)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 100 (see Item 4)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 100 (see Item 4)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 100%

14.	Type of Reporting Person CO

This Amendment No. 1 to Schedule 13D (this “Amendment) relates to the common stock, par value $0.05 per share (“Common Stock”) of Willbros Group Inc., a Delaware corporation (the “Issuer”) and amends the initial statement on Schedule 13D filed on April 6, 2018 (the “Schedule 13D”). Unless otherwise specified, capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to them in the Schedule 13D.

On June 1, 2018, Parent and Merger Sub completed the transactions contemplated by the Agreement and Plan of Merger, dated March 27, 2018, by and among the Issuer, Parent, and Merger Sub (the “Merger Agreement”). Pursuant to the terms of the Merger Agreement, Merger Sub merged with and into the Issuer (the “Merger”), with the Issuer surviving (the “Surviving Corporation”) the Merger as a wholly-owned subsidiary of Parent.

Item 4.                               Purpose of the Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On June 1, 2018, pursuant to the terms of the Merger Agreement, Merger Sub merged with and into the Issuer, with the Issuer surviving the Merger as a subsidiary of Parent.

At the Effective Time, each share of Common Stock issued and outstanding immediately prior to the Merger was converted into the right to receive $0.60, without interest and subject to any required tax withholding, other than (i) treasury shares or shares held by any direct or indirect wholly-owned subsidiary of the Issuer and (ii) shares held by stockholders of Issuer, if any, who properly exercise their appraisal rights under Delaware law.

At the Effective Time, the one hundred (100) shares of common stock of Merger Sub that were outstanding immediately prior to the Effective Time were converted into and became one hundred (100) shares of common stock of the Surviving Corporation.

Upon closing of the Merger, the Common Stock that previously traded under the ticker symbol “WGRP”, ceased trading on, and are being delisted from the OTC Markets Group.

In connection with the Merger, each member of the Board of Directors of the Issuer resigned from the Board of Directors of the Issuer, including any committee thereof. At the Effective Time, the size of the Board of Directors of the Issuer was reduced to one member, and David King was appointed as the sole member of the Board of Directors of the Issuer.

At the Effective Time, the officers of Merger Sub immediately prior to the Effective Time became the officers of the Issuer following the Effective Time.

Item 5.                               Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) and (b)  As a result of the Merger and pursuant to the Merger Agreement, (i) the Reporting Person acquired and, for purposes of Rule 13d-3 promulgated under the Exchange Act, beneficially owned 100% of the outstanding Common Stock and (ii) the Reporting Person has sole power to vote and dispose of 100% of the Common Stock.

(c)  Except for the Merger Agreement, the Voting Agreements, and the transactions described in this Amendment, neither the Reporting Person nor, to the knowledge of the Reporting Person, any persons named in Schedule A has effected any transaction in the Common Stock during the past 60 days.

(d)  To the knowledge of the Reporting Person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported herein.

(e)  Not applicable.

Item 6.                               Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

As a result of the completion of the Merger, the Voting Agreements terminated in accordance with their terms on June 1, 2018.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Date: June 7 , 2018

PRIMORIS SERVICES CORPORATION

By:	/s/ Peter J. Moerbeek
Name:	Peter J. Moerbeek
Title:	Executive Vice President, Chief Financial Officer